

August 11, 2011

Via E-mail
David Wagenseller
VP and Chief Financial Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Freemont, CA 94555

>   **Re: Network Equipment Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 25, 2011**
>   **Filed June 8, 2011**
>   **File No. 001-10255**

Dear Mr. Wagenseller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 25, 2011

Liquidity and Capital Resources, page 32

1.   You indicate on page 53 that the Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested in foreign operations. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Section IV of SEC Release 34-48960.

David Wagenseller
Network Equipment Technologies, Inc.
August 11, 2011
Page 2

Item 8. Financial Statement and Supplementary Data

Note 9. Commitments and Contingencies, page 53

2.   We note your internal investigation of export related activities disclosed on page 55. Please tell us the names of the countries with respect to which your exportation or re-exportation activities occurred that placed you in possible violation of U.S. export.

Note 17. Litigation, page 61

3.   We note the company has not accrued any amounts related to the Quintum claim, as it believes that a negative outcome is not probable. If there is at least a reasonable possibility that a loss may be incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief